AMERICAN Bonanza GOLD CORP. TSX:BZA

## AMERICAN BONANZA PROVIDES COPPERSTONE GOLD MINE PROGRESS FOR JUNE 2013

**July 17, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF)** ("Bonanza" or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during June 2013.

A total of 1,224 ounces of gold were produced during June with an increase in the mill feed grade to 0.154 ounces of gold per ton. This gold production represents the highest gold produced in one month at the Copperstone Gold Mine, as the operation continues to progress toward designed production rates.

**Production Summary (see below for detailed breakdown of figures)**

| Development Mining | January 2013 | February 2013 | March 2013 | April 2013 | May 2013 | June 2013 |
|---|---|---|---|---|---|---|
| Zones | < 4 | 7 | 6 | 5 | 4 | 3 |
| Development mined | 146 t/d | 253 t/d | 167 t/d | 291 t/d | 399 t/d | 311 t/d |
| **Ore Mining** | | | | | | |
| Total rock mined | 463 t/d | 562 t/d | 474 t/d | 622 t/d | 766 t/d | 623 t/d |
| Ore mined | 317 t/d | 308 t/d | 347 t/d | 331 t/d | 367 t/d | 312 t/d |
| Rounds per day mined | 5 | 4.3 | 5.2 | 4.9 | 5.2 | 5 |
| **Ore Processing** | | | | | | |
| Ore processed | 322 t/d | 315 t/d | 333 t/d | 346 t/d | 349 t/d | 313 t/d |
| Mill recovery | 82% | 86% | 80% | 81% | 89% | 85% |
| **Concentrates** | | | | | | |
| Gravity concentrate | 15 Oz/ t | 47 Oz/t | 34 Oz/t | 30 Oz/t | 43 Oz/t | 60 Oz/t |
| Flotation concentrate | 23 Oz/t | 30 Oz/t | 18 Oz/t | 27 Oz/t | 21 Oz/t | 28 Oz/t |
| Gold produced | 520 Oz | 878 Oz | 670 Oz | 815 Oz | 1,041 Oz | 1,224 Oz |

**Concentrates**

1,224 ounces of gold were produced during June, comprised of 381 ounces of gold contained in flotation concentrate and 843 ounces of gold in gravity concentrate.

**Ore Mining**

- During June, ore was mined from four mining faces in three primary zones in the larger D-Zone.
- Total ore production was 9,362 tons which was down from the mine's ore production during May (11,368 tons), but higher grades were achieved as a result of the new mine planning activities and greater focus on geological and grade controls for the mining.
- The mine performed at an average of 5 rounds of mining progress per day achieving 421 feet of mined ore.

***For further information:*** *please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.*

- The Mining and Geology teams continue to work effectively together as part of the overall mine planning focus to improve and maintain ore grade and tons. Two new additions to the geology team were made during June in order to support the 24 hour underground geology program. Further additions are anticipated during July and August.
- Over 1,036 feet of underground detailed test drilling was completed during June as part of the new mine planning.

**2013 Gold Production Chart**
(Ounces of gold produced per month)


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June

### Development

- During June, two main areas were developed towards potential new high-grade ore zones. Completion of these development areas will provide a significant increase in available ore headings, expected during August, and it is anticipated that these additional ore headings will allow for increased ore production from the mine.
- Development footage increased to 737 feet in June (an increase of 5% from May).
- Increasing backfilling continues to be a priority. Efforts have been successful to increase productivity through batch mixing, and through improved utilization of haul trucks from the mix site to the fill site. Alternative backfilling methods are currently being investigated.
- Drilling is expected to commence in the C-Zone shortly. During June, the drill bay was excavated and air, water and power services were extended to the area. An initial total of 5,900 feet of drilling is planned to refine the model of the C-Zone prior to mining.

### Ore Processing

- The mill feed grade in June increased to 0.154 ounces of gold per ton, up from 0.107 ounces per ton during May.

***For further information:*** *please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at* *info@americanbonanza.com.*

- Milled tons were down to 9,409 tons during June (during May, 10,393 tons were milled) due to repairs being carried out on the secondary cone crusher and the ball mill. This also reduced recoveries slightly to 85%. The repairs were quickly identified and resolved.

As a point of clarification, and as previously announced in a press release dated June 11, 2013, although Bonanza has received the requisite approvals to raise up to $10 million, Bonanza is currently engaged in raising up to $5m by way of a private placement for funds to support capital expenditures on equipment and an inventory of spare parts as well as a contingency fund of $1.5m to bring the mine to design production rates.

Mr. Brian Kirwin, President & CEO, commented: "Excellent team work between the mining, geology and engineering teams, and the new mine planning procedures, are contributing to steadily increasing ounces of gold produced on a monthly basis. Development mining progress towards the C-Zone is also anticipated to allow for higher ore mining rates in the near future. It is expected that production increases will accelerate further as the recently announced financing will provide additional working capital that should help improve productivity."

Mine and mill performance for the month of July will be announced towards the end of August.

Doug Wood, P. Geo the Vice President of Exploration of the Company, is the "qualified person" as defined in NI 43-101 who has reviewed and approved the technical information in this news release.

**About American Bonanza Gold Corp:** Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza's website at www.americanbonanza.com.

**AMERICAN BONANZA GOLD CORP.** Brian Kirwin, President & Chief Executive Officer

*FORWARD-LOOKING STATEMENTS*

*This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is*

expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

***For further information:*** *please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.*